# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOUTH PLAINS FINANCIAL, INC., CIK 0001163668
CUSIP: 83946P107
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 5219 City Bank Parkway, Lubbock, Texas (TX), 79407
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005616
Filed by CIK 0001774463

## Reporting persons
- Campbell Richard D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,638,450; shared voting power 0; sole dispositive power 49,064; shared dispositive power 1,589,386; aggregate amount beneficially owned 1,638,450 (9.96% of the class)
  Comment: Relating to item 5, includes (i) 9,064 shares held individually by Mr. Campbell, (ii) 40,000 shares held by Racham Investment Group LLC over which Mr. Campbell exercises the authority to vote and dispose, and (iii) 1,589,386 shares held by Henry TAW LP over which Mr. Campbell exercises the authority to vote and dispose.
  
  Relating to item 11, the percentage is based on 16,455,826 shares of common stock outstanding as of December 31, 2024.
- Henry TAW LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,589,386; aggregate amount beneficially owned 1,589,386 (9.66% of the class)
  Comment: Relating to items 8 and 9, pursuant to a voting agreement and irrevocable proxy, Mr. Campbell exercises sole voting authority with respect to the shares of Company common stock held by Henry TAW LP and also has authority to dispose of any such shares.
  
  Relating to item 11, the percentage is based on 16,455,826 shares of common stock outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: SOUTH PLAINS FINANCIAL, INC.
Address of issuer's principal executive offices: 5219 City Bank Parkway, Lubbock, Texas, 79407

## Item 2. Person Filing
Name of person filing:
Richard D. Campbell ("Mr. Campbell")
Henry TAW LP ("Henry TAW")
Address of principal business office or, if none, residence:
Mr. Campbell: 3525 Andrews Highway, Midland, Texas 79703
Henry TAW: 3525 Andrews Highway, Midland, Texas 79703
Citizenship:
Mr. Campbell is a citizen of the United States of America.
Henry TAW is a Texas limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class:
Campbell Richard D
9.96 %

Henry TAW LP
9.66
Sole power to vote or to direct the vote:
Campbell Richard D
1,638,450

Henry TAW LP
0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Campbell Richard D
49,064

Henry TAW LP
0
Shared power to dispose or to direct the disposition: 1,589,386

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Campbell Richard D: /s/ Richard D. Campbell, Richard D. Campbell (02/14/2025)
- Henry TAW LP: /s/ Richard D. Campbell, Richard D. Campbell, President and Chief Executive Officer (02/14/2025)